December 13, 2019

William Yap
Chief Financial Officer
8i Enterprises Acquisition Corp.
6 Eu Tong Sen Street
#08-13 The Central
Singapore 059817

Richard Byworth
Chief Executive Officer
Digital Innovative Limited
35/F Two International
Finance Street, Central
Hong Kong

       Re: Digital Innovative Ltd
           Amendment No. 1 to Registration Statement on Form F-4
           Filed November 25, 2019
           File No. 333-234147

Dear Mr. Yap:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 8, 2019 letter.

Amendment No 1 to Form F-4 filed November 25, 2019

Comparative Per Share Information, page 27

1. We note your revisions in response to comment 1 and re-issue part of our previous
 William Yap
8i Enterprises Acquisition Corp.
December 13, 2019
Page 2
         comment. Please disclose the equivalent per share data for the entity being acquired. The equivalent per share amounts are generally calculated by multiplying the pro forma amounts by the exchange ratio so that the per share amounts are equated to the respective values for one share of the company being acquired. Refer to Item 3
(f) of Form F-4
         and Instruction 1 to paragraph (e) and (f) of Form F-4 for guidance on how to calculate equivalent pro forma per share amounts.
2. Please revise to provide the market value of 8i Enterprises Acquisition Corp. on a historical basis as of the date preceding public announcement of the proposed transaction.
         Further, please expand your disclosure to state, if true, that no historical market price information regarding Diginex is provided because there is no public market. Refer to
         Item 3(g) of Form F-4.
Pro Forma Combined Statement of Financial Position, page 169

3. We reviewed your revisions related to comment 19. Please revise your disclosure of issued and outstanding pro forma shares to make it consistent with the second to last paragraph on page 168. In this regard, it appears you have presented amounts gross of the two million escrow shares as opposed to net as stated on page 168.
8i Enterprises Acquisition Corp Financial Statements
Note 3. Initial Public Offering, page F-14

4. We reviewed your response to comment 23 and we re-issue our previous comment. Please revise to include the missing reference to the date of
8i Enterprises
         Acquisition Corp.'s IPO.
Diginex Limited Financial Statements, page F-19

5. With regard to comments 25, 26 and 27 and your references to future filings, please tell us if you plan to revise future amendments to this Form F-4. If you do not plan on reflecting these revisions in an amendment to this registration statement, please explain your basis for excluding the updated disclosure.
Note 21 Share Capital, page F-64

6. We read your response to comment 29. Please tell us your consideration of disclosing the transactions with Laurent Bruchez as related party transaction pursuant to the guidance in
         IAS 24.
Note 28 Acquisitions, page F-73
FirstName LastNameWilliam Yap
Comapany read your response to comment 30. Please revise your disclosures to address the
7.     We Name8i Enterprises Acquisition Corp.
December 13, 2019IFRS 3.B64(d), IFRS 3.B64(n) and IFRS 3.B64(q).
       guidance in Page 2
FirstName LastName
 William Yap
FirstName LastNameWilliam Yap
8i Enterprises Acquisition Corp.
December Name8i
Comapany13, 2019 Enterprises Acquisition Corp.
Page 3
December 13, 2019 Page 3
FirstName LastName
       You may contact Tony Watson at 202-551-3318 or Donna Di Silvio at 202-551-3202 if
you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman at 202-551-3797 or Mara Ransom at 202-551-3264 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services